Room 4561

July 23, 2008

<u>**Via Facsimile (646) 502-4778 and U.S. Mail**</u>

Robert S. Rosenschein
Chairman and Chief Executive Officer
Answers Corporation
237 West 35th Street
Suite 1101
New York, NY 10001

　　　　Re:　**Answers Corporation**
　　　　　　Preliminary Proxy Statement on Schedule 14A
　　　　　　Filed July 14, 2008
　　　　　　File No. 001-32255

Dear Mr. Rosenchein:

　　　　This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proposal 3</u>

1.　　　Please disclose whether you have present plans to make any specific grants under your 2005 Incentive Compensation Plan. If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A.

<u>Proposal 4</u>

2.   Please disclose how you used or intend to use the proceeds received from the sale of your Preferred Stock and Purchase Warrants. See Item 11(c) of Schedule 14A.

3.   Please advise us why you have not provided historical and pro forma financial information in connection with your proposal pursuant to Items 11(e) and 13(a) of Schedule 14A.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel